[redacted]

05010911

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

28 July 2005

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

SUPPL

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached copies of the following documents:

1. SEC Form 17-C of JG Summit Holdings, Inc. ("Company") dated June 30, 2005 regarding the change in the shareholdings of a director of the Company;
2. SEC Form 17-C of the Company dated July 20, 2005 regarding the change in the shareholdings of a director of the Company;
3. Notice of the Annual Meeting of the Stockholders of the Company to be held on August 18, 2005;
4. SEC Form 20-IS (Definitive Information Statement) of the Company;
5. 2004 Annual Report of the Company;
6. SEC Form 17-Q (Quarterly Report) of the Company as of and for the period ended March 31, 2005.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

FILE

PSE Code HO-180

COVER SHEET

| | | | | 1 | 8 | 4 | 0 | 4 | 4 |

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Disclosure on change in shareholdings of a director

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number ____________ LCU

Document I.D. ____________ Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 30, 2005**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached the letter of JG Summit Holdings, Inc. ("Company") to the Philippine Stock Exchange dated June 28, 2005 advising them of the acquisition by Mr. James L. Go, Director, Chairman and Chief Executive Officer of the Company, of 2,000,000 common shares of the Company.

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

June 30, 2005
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code HO-180

28 June 2005

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Jurisita M. Quintos
Senior Vice President
Operations Group
Disclosure Department

Gentlemen:

In compliance with Section 13.1 of the Revised Disclosure Rules of the Exchange, please be advised that Mr. James L. Go, Director, Chairman and Chief Executive Officer of JG Summit Holdings, Inc. (the "Company"), acquired 2,000,000 common shares of the Company on June 23, 2005.

As a result of the abovementioned acquisition, the present shareholdings of Mr. James L. Go in the Company is 213,784,656 common shares.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

FILE

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA
Corporate Secretary

Contact Person

633-7631 to 40

Company Telephone Number

12 (Month) 31 (Day)

Fiscal Year

17-C

FORM TYPE

Second Thursday of June

Month Day

Disclosure on change in shareholdings of a director

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A (Domestic)

N/A (Foreign)

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **July 20, 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044**   3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines**   6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**   **1605**
   (Address of principal office)   (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

<u>SEC form 17-C</u>

<u>JG SUMMIT HOLDINGS, INC.</u>

11. **Item 9 – Other Events**

Please find attached the letter of JG Summit Holdings, Inc. ("Company") to the Philippine Stock Exchange dated July 18, 2005 advising them of the acquisition by Mr. James L. Go, Director, Chairman and Chief Executive Officer of the Company, of 508,000 common shares on July 14, 2005 and 387,000 common shares on July 15, 2005.

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

July 20, 2005
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

July 18, 2005

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Jurisita M. Quintos
Senior Vice President
Operations Group
Disclosure Department

Gentlemen:

In compliance with Section 13.1 of the Revised Disclosure Rules of the Exchange, please be advised that Mr. James L. Go, Director, Chairman and Chief Executive Officer of JG Summit Holdings, Inc. (the "Company"), acquired 508,000 common shares on July 14, 2005 and 387,000 common shares on July 15, 2005.

As a result of the abovementioned acquisitions, the present shareholdings of Mr. James L. Go in the Company is 214,679,656 common shares.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

JG SUMMIT HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

August 18, 2005

Notice is hereby given that the Annual Meeting of the Stockholders of JG SUMMIT HOLDINGS, INC. will be held on August 18, 2005 at 4:00 p.m. at the Ballroom B of Crowne Plaza Galleria Manila, ADB Avenue corner Ortigas Avenue, Quezon City.

The Agenda for the meeting is as follows:

1. Proof of notice of the meeting and existence of a quorum.

2. Reading and approval of the Minutes of the Annual Meeting of the Stockholders held on July 22, 2004.

3. Presentation of Annual Report and approval of Financial Statements for the preceding year.

4. Election of Board of Directors.

5. Election of External Auditors.

6. Approval to amend the By-Laws:
   a. to include certain provisions on the election of directors;
   b. to provide for the required number of independent directors; and
   c. to delegate to the Board of Directors the power to amend or repeal the By-Laws or adopt new By-Laws of the Corporation;

7. Ratification of all acts of the Board of Directors and Management since the last annual meeting.

8. Consideration of such other matters as may properly come during the meeting.

9. Adjournment.

For convenience in registering your attendance, please have available some form of identification such as Voter's I.D. or Driver's License.

Registration starts at 3:00 p.m. and will close at exactly 4:15 p.m. Only stockholders of record as of July 19, 2005 shall be entitled to vote.

By Authority of the Chairman:

ROSALINDA F. RIVERA
Corporate Secretary

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE

TOWER, ADB AVE. COR. POVEDA ST

ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	2 0 - I S	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

DEFINITIVE INFORMATION STATEMENT

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number	LCU
Document I.D.	Cashier

STAMPS

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 20-IS
Information Statement Pursuant to Section 20
of the Securities Regulation Code

1. Check the appropriate box:

    Preliminary Information Statement

    ✓ Definitive Information Statement

2.	Name of Registrant as specified in its charter	:	**JG SUMMIT HOLDINGS, INC.** **("the Corporation")**
3.	Province, country or other jurisdiction of incorporation or organization	:	**Metro Manila, Philippines**
4.	SEC Identification Number	:	**SEC Registration No. 184044**
5.	BIR Tax Identification Code:	:	**TIN No. 000-775-860**
6.	Address of principal office	:	**43/F Robinsons-Equitable Tower** **ADB Ave., Corner Poveda St.** **Ortigas Center, Pasig City** **Metro Manila 1605**
7.	Registrant's telephone number, including area code	:	**(632) 633-7631 to 40**
8.	Date, time and place of the meeting of security holders	:	**August 18, 2005** **4:00 P.M.** **Ballroom B** **Crowne Plaza Galleria Manila** **ADB Avenue corner Ortigas** **Avenue, Quezon City**
9.	Approximate date on which copies of the Information Statement are first to be sent or given to security holders	:	**July 28, 2005**

10. Securities registered pursuant to Sections 8 and 12 of the Code or Sections 4 and 8 of the RSA (information on number of shares and amount of debt is applicable only to corporate registrants):

Title of Each Class	Number of Shares of Common Stock Outstanding or Amount of Debt Outstanding (as of May 31, 2005)
Common Stock	**6,797,191,657**

11. Are any or all of registrant's securities listed on a Stock Exchange?

Yes ✓ No ______

The common shares of the Corporation are listed on the Philippine Stock Exchange.

Date, Time and Place of Meeting of Security Holders

Date, Time, and Place of Meeting	:	**August 18, 2005** **4:00 P.M.** **Ballroom B** **Crowne Plaza Galleria Manila** **ADB Avenue corner Ortigas Avenue, Quezon City**
Complete Mailing Address of Principal Office:		**43/F Robinsons-Equitable Tower** **ADB Ave., Corner Poveda St.** **Ortigas Center, Pasig City** **Metro Manila, 1605**
Approximate date on which copies of the Information Statement are first to be sent or given to security holders	:	**July 28, 2005**

Dissenters' Right of Appraisal

Any stockholder of the Corporation may exercise his appraisal right against the proposed actions which qualify as instances giving rise to the exercise of such right pursuant to and subject to the compliance with the requirements and procedure set forth under Title X of the Corporation Code of the Philippines.

There are no matters to be acted upon by the stockholders at the Annual Meeting of the Stockholders to be held on August 18, 2005 which would require the exercise of the appraisal right.

Interest of Certain Persons in or Opposition to Matters to be acted upon

None of the following persons have any substantial interest, direct or indirect, in any matter to be acted upon other than election to office:

1. **Directors or officers of the Corporation at any time since the beginning of the last fiscal year;**

2. **Nominees for election as directors of the Corporation;**

3. **Associate of any of the foregoing persons.**

Voting Securities and Principal Holders Thereof

(a) **The Corporation has 6,797,191,657 outstanding shares as of May 31, 2005. Every stockholder shall be entitled to one vote for each share of stock held as of the established record date.**

(b) **All stockholders of record as of July 19, 2005 are entitled to notice and to vote at the Corporation's Annual Meeting of the Stockholders.**

(c) **Pursuant to Section 10, Article II of the By-Laws of the Corporation, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders. For purpose of determining the stockholders entitled to notice of, or to vote or be voted at any meeting of stockholders or any adjournments thereof, or entitled to receive payment of any dividends or other distribution or allotment of any rights, or for the purpose of any other lawful action, or for making any other proper determination of stockholders, the Board of Directors may provide that the stock and transfer books be closed for a stated period, which shall not be more than sixty (60) days nor less than thirty (30) days before the date of such meeting. A determination of stockholders of record entitled to notice of or to vote or be voted at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board of Directors may fix a new record date for the adjourned meeting.**

The report attached to this SEC Form 20-IS captioned "2004 Annual Report" is the management report to stockholders required under SRC Rule 20 to accompany the SEC Form 20-IS and is hereinafter referred to as the "Management Report".

Security Ownership of Certain Record and Beneficial Owners and Management

Security Ownership of Certain Record and Beneficial Owners of more than 5% of the Corporation's voting securities as of May 31, 2005

Title of Class	Names and Addresses of record owners and relationship with the Corporation	Names of beneficial owner and relationship with record owner	Citizenship	No. of Shares Held	% to Total Outstanding
Common	John L. Gokongwei, Jr. 43/F Robinsons Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City (stockholder and Chairman Emeritus)	John L. Gokongwei, Jr.	Filipino	1,875,481,099 (see note 4)	27.59%
Common	Gokongwei Brothers Foundation, Inc. 43/F Robinsons Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City (stockholder)	(see note 1)	Filipino	1,129,135,267	16.61%
Common	PCD Nominee Corporation (Filipino) GF MKSE Building 6767 Ayala Avenue, Makati City (stockholder)	(see note 2)	Filipino	1,041,569,063	15.32%
Common	Equitable PCI Bank No. 203-78848-4 Equitable PCI Bank Tower 1 Makati Ave. cor H.V. dela Costa St., Makati City (stockholder)	(see note 3)	Filipino	1,033,319,225	15.20%

Notes:
1 Gokongwei Brothers Foundation, Inc. (the "Foundation") is a non-stock, non-profit corporation organized by the irrevocable donation by the incorporators, who are also Trustees of the Foundation, of JG Summit Holdings, Inc. shares. Under the Articles of Incorporation and By-Laws of the Foundation, except for salaries of employees and honoraria of consultants and similar expenses for actual services rendered to the Foundation or its projects, no part of the corpus or its income and increments shall benefit or be used for the private gain of any member, trustee, officer or any juridical or natural person whatsoever. The Chairman of the Board of Trustees shall exercise exclusive power and authority to represent and vote for any shares of stock owned by the Foundation in other corporate entities. The incumbent Chairman of the Board of Trustees of the Foundation is Mr. John L. Gokongwei, Jr.
2 PCD Nominee Corporation, a wholly-owned subsidiary of Philippine Central Depository, Inc. ("PCD"), is the registered owner of the shares in the books of the Corporation's transfer agent in the Philippines. The beneficial owners of such shares are PCD Participants, who hold the shares on their behalf, and their clients. PCD is a private corporation organized by the major institutions actively participating in the Philippine capital markets to implement an automated book-entry system of handling securities transactions in the Philippines. Out of this account, Macquarie Securities (Philippines) Inc. holds for various trust accounts 616,592,472 shares representing 9.07% of the Company's outstanding capital stock as of March 31, 2005. The securities are voted by the trustee's designated officers who are not known to the Corporation.
3 Equitable PCI Bank is the trustee of this trust account. The securities are voted by the trustee's designated officers who are not known to the Corporation.
4 Sum of shares in the name of "John Gokongwei, Jr. " and "John Gokongwei, Jr. and/or Lance Gokongwei" for 1,734,450,649 and 141,030,450 shares, respectively.

Security Ownership of Management as of May 31, 2005

Title of Class	Names of beneficial owner	Position	Amount & nature of beneficial ownership	Citizenship	% to Total Outstanding
A. Named Executive Officers[1]					
Common	1. John L. Gokongwei, Jr.	Chairman Emeritus	1,875,481,099[2]	Filipino	27.59%
Common	2. James L. Go	Director, Chairman and CEO	211,784,656	Filipino	3.12%
Common	3. Lance Y. Gokongwei	Director, President and COO	235,513,855[3]	Filipino	3.47%
Common	4. Ignacio O. Gotao	Director, SVP	29,882,114	Filipino	0.44%
	Sub-Total		2,352,661,724		34.62%
B. Other directors, executive officers and nominees					
Common	5. Lily Ngochua	Director	74,391,775	Filipino	1.09%
Common	6. Patrick Henry C. Go	Director	93,500	Filipino	*
Common	7. Gabriel C. Singson	Director	1	Filipino	*
Common	8. Ricardo J. Romulo	Director (Independent)	1	Filipino	*
Common	9. Cornelio T. Peralta	Director (Independent)	11,000	Filipino	*
Common	10. Jose T. Pardo	Director (Independent)	1	Filipino	*
	Sub-Total		74,496,278		1.09%
C. All directors, executive officers & nominees as a group unnamed			2,427,158,002		35.71%

Notes:
1. Chief Executive Officer and four (4) most highly compensated executive officers as of May 31, 2005
2. Sum of shares in the name of "John Gokongwei, Jr. " and "John Gokongwei, Jr. and/or Lance Gokongwei" for 1,734,450,649 and 141,030,450 shares, respectively.
3. Sum of shares in the name of "Lance Gokongwei, " and " Lance Y. Gokongwei &/or Elizabeth Gokongwei" for 668,575 and 234,845,280 shares respectively.
* less than 0.01%.

The other Executive Officers of the Corporation have no beneficial ownership over any shares of the Corporation as of May 31, 2005, namely:

1. Eugenie ML Villena - Senior Vice President and Chief Financial Officer – Treasurer
2. Constante T. Santos - Senior Vice President – Corporate Controller
3. Rosalinda F. Rivera - Corporate Secretary

Voting Trust Holders of 5% Or More – as of May 31, 2005

There are no persons holding more than 5% of a class under a voting trust or similar agreement.

Changes in Control

There has been no change in the control of the Corporation since the beginning of its last fiscal year.

The information as of December 31, 2004 on the section "Security Ownership of Certain Record and Beneficial Owners and Management" are found in Item 12, page 55 to 57 of the Management Report.

Directors and Executive Officers

The names and ages of directors and executive officers of the Corporation as of May 31, 2005 are as follows:

1. DIRECTORS

Director, Chairman Emeritus	John L. Gokongwei, Jr.	78	Filipino
Director, Chairman and Chief Executive Officer	James L. Go	66	Filipino
Director, President and Chief Operating Officer	Lance Y. Gokongwei	38	Filipino
Director, Senior Vice President	Ignacio O. Gotao	76	Filipino
Director	Lily G. Ngochua	74	Filipino
Director	Patrick Henry C. Go	35	Filipino
Director	Gabriel C. Singson	76	Filipino

Director (Independent)	Ricardo J. Romulo	72	Filipino
Director (Independent)	Cornelio T. Peralta	72	Filipino
Director (Independent)	Jose T. Pardo	66	Filipino

2. MEMBERS OF THE ADVISORY BOARD

Member of Advisory Board	Aloysius B. Colayco	55	Filipino
Member of Advisory Board	Washington Z. SyCip	83	Filipino

3. OTHER EXECUTIVE OFFICERS

Senior Vice President/Chief Financial Officer- Treasurer	Eugenie ML. Villena	56	Filipino
Senior Vice President - Corporate Controller	Constante T. Santos	56	Filipino
Corporate Secretary	Rosalinda F. Rivera	34	Filipino

All of the above directors have served their respective offices since the Company's formation in 1990 except for the following: Mr. John Gokongwei, Jr., Mr. James L. Go and Mr. Lance Y. Gokongwei who were appointed Chairman Emeritus, Chairman and Chief Executive Officer, and President and Chief Operating Officer, respectively, effective January 1, 2002; Mr. Gabriel C. Singson who was elected in August 1999; Mr. Patrick Henry C. Go who was appointed in January 2000; Messrs. Ricardo J. Romulo and Cornelio T. Peralta who were elected in July 2000; and Jose T. Pardo who was elected in August 2003. The members of the Advisory Board, Messrs. Aloysius B. Colayco and Washington Z. SyCip were appointed in August 2001. Messrs. Ricardo J. Romulo, Cornelio T. Peralta and Jose T. Pardo are the "Independent Directors" of the Company.

The directors of the Company are elected at the annual meeting of the stockholders to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified. Officers are appointed or elected annually by the Board of Directors. Appointed or elected officers are to hold office until a successor shall have been elected, appointed or shall have qualified.

Directors

A brief description of the directors' and executive officers' business experience and other directorships held in other reporting companies are provided as follows:

1. **John L. Gokongwei, Jr.**, 78, is the founder and Chairman Emeritus of JG Summit Holdings, Inc. (JGSHI). He had been Chairman of the Board of Directors and Chief Executive Officer of JGSHI until his retirement and resignation from this position effective December 31, 2001. He continues to be a member of the Board of Directors of JGSHI and certain of its subsidiaries. He also continues to be a member of the Executive Committee of JGSHI and is Chairman Emeritus of certain of its subsidiaries. He is currently Chairman of the Gokongwei Brothers Foundation, Inc., Deputy Chairman and Director of United Industrial Corporation, Ltd. and Singapore Land, Ltd., and a

Chairman and Director of United Industrial Corporation, Ltd. and Singapore Land, Ltd., and a director of JG Summit Capital Markets Corporation, Digital Telecommunications Phils., Inc., Oriental Petroleum and Minerals Corporation, First Private Power Corporation and Bauang Private Power Corporation. He is also a non-executive director of A. Soriano Corporation and Philex Mining Corporation. Mr. John L. Gokongwei, Jr. received a Masters in Business Administration from De La Salle University and attended the Advanced Management Program at Harvard University.

2. **James L. Go**, 66, is the Chairman and Chief Executive Officer of JG Summit Holdings, Inc. (JGSHI). He had been President and Chief Operating Officer of JGSHI and was elected to his current position effective January 1, 2002 upon the resignation of Mr. John Gokongwei, Jr. as Chairman. As Chairman and Chief Executive Officer, he heads the Executive Committee of JGSHI. He is currently the Chairman and Chief Executive Officer of Universal Robina Corporation, Robinsons Land Corporation, JG Summit Petrochemical Corporation, Manila Midtown Hotels and Land Corporation, Litton Mills, Inc., CFC Corporation, Universal Robina Sugar Milling Corporation, Southern Negros Development Corporation, Robinsons, Inc., and Oriental Petroleum and Minerals Corporation. He is also the President and a Trustee of Gokongwei Brothers Foundation, Inc. and a director and Vice Chairman of Digital Telecommunications Phils., Inc. He is also a director of First Private Power Corporation, Bauang Private Power Corporation, Cebu Air, Inc., Panay Electric Co., United Industrial Corp., Ltd., Singapore Land, Ltd., Marina Center Holdings, Inc. and JG Summit Capital Markets Corporation. Mr. James L. Go received a Bachelor of Science and a Masters of Science in Chemical Engineering from Massachusetts Institute of Technology.

3. **Lance Y. Gokongwei**, 38, is the President and Chief Operating Officer of JG Summit Holdings, Inc. (JGSHI). He had been Executive Vice President of JGSHI and was elected President and Chief Operating Officer effective January 1, 2002 upon the resignation of Mr. James L. Go as President. He is also President and Chief Operating Officer of Universal Robina Corporation, Robinsons Land Corporation, JG Summit Petrochemical Corporation and Litton Mills, Inc. He is also the President and Chief Executive Officer of Cebu Air, Inc. and Digital Telecommunications Phils., Inc., Chairman of Robinsons Savings Bank, President of Digital Information Technology Services, Inc., Vice Chairman of JG Summit Capital Markets Corporation, and a director of United Industrial Corporation, Ltd., and Singapore Land, Ltd. He is also trustee, secretary and treasurer of Gokongwei Brothers Foundation, Inc. Mr. Lance Y. Gokongwei received a Bachelor of Science in Economics and a Bachelor of Science in Applied Science from the University of Pennsylvania.

4. **Patrick Henry C. Go**, 35, is a director of JG Summit Holdings, Inc. He is also a director and Vice President of Universal Robina Corporation and a director of Robinsons Land Corporation, CFC Corporation, JG Cement Corporation, Robinsons Savings Bank and JG Summit Petrochemical Corporation where he is also First Vice President for Sales and Marketing. He is a trustee of the Gokongwei Brothers Foundation, Inc. He received a Bachelor of Science degree in Management from the Ateneo de Manila University and attended a General Manager Program from Harvard Business School. Mr. Patrick Henry C. Go is the nephew of Mr. John Gokongwei, Jr.

5. **Lily G. Ngochua**, 74, has been a director of JG Summit Holdings, Inc. since its formation in 1990. She is responsible for overseeing the Company's hotel and agro-industrial business in Cebu. She also supervises the purchasing and treasury departments of the URC Biscuit and Noodle Plants in Cebu and handles the treasury and accounting functions of the retail business in Cebu. Mrs. Lily G. Ngochua received a Bachelor of Arts degree from Maryknoll College in Quezon City in 1957.

6. **Ignacio O. Gotao**, 76, is a director and Senior Vice President of JG Summit Holdings, Inc. since its formation in 1990. He is also a director of Robinsons Land Corporation and CFC Corporation.

7. **Gabriel C. Singson**, 76, has been a director and Senior Adviser of JG Summit Holdings, Inc. since 1999. He is the Chairman of the Board of Directors and President of JG Summit Capital Markets Corporation, director of United Industrial Corporation, Ltd., Multinational Finance Group Ltd., Summit Forex Brokers Corporation, Summit Point Corporation, and a trustee of the Gokongwei Brothers Foundation, Inc. and of the Tan Yan Kee Foundation. He is Chairman of Great Pacific Life Insurance. He was former Governor of the Bangko Sentral ng Pilipinas (1993-1999) and President of the Philippine National Bank (1992-1993). Mr. Gabriel C. Singson obtained his LL.B degree, cum laude, from the Ateneo Law School and received his Master of Laws from the Michigan Law School as a Dewitt Fellow and Fulbright scholar.

8. **Ricardo J. Romulo**, 72, was elected director of JG Summit Holdings, Inc. on July 26, 2000. He is a Senior Partner in Romulo, Mabanta, Buenaventura, Sayoc & De Los Angeles Law Office. Mr. Romulo is also Chairman of BASF Philippines, Inc., Federal Phoenix Assurance Company, Inc., Digital Telecommunications Phils., Inc. and InterPhil Laboratories, Inc. He is a director of SM Development Corporation, Philippine American Life and General Insurance Company, Planters Development Bank, IBM Philippines, Inc. and Zuellig Pharma Corporation.

9. **Cornelio T. Peralta**, 72, was elected director of the Company on July 26, 2000. He is a director of Kimberly Clark Phils. Inc., University of the East, UERM Medical Center, Inc., Makati Commercial Estate Association, Inc., Wan Hai Lines Philippines Inc., and of CEOs Inc. and Grow Holdings Phils. Inc. where he is also one of the incorporators. He was also appointed Chairman of the Management Committee of Pacific East Asia Cargo Airlines, Inc. and director of the Philippine Stock Exchange. He was formerly Chairman, CEO and President of Kimberly Clark Philippines, Inc. (1971-1998) and former President of P T Kimsari Paper Indonesia (1985-1998).

10. **Jose T. Pardo**, 66, was elected director of JG Summit Holdings, Inc. on August 6, 2003. He is presently the Chairman of Philippine Savings Bank, Associated Broadcast Corporation (ABC 5), Franchise One Corporation, and Electronic Commerce Payment Networks, Inc. (ECPay). He is also a director of Bank of Commerce, San Miguel Pure Foods Co., Inc. and Coca-Cola Bottlers Phils., Inc. He also held positions in government as former Secretary of the Department of Finance and former Secretary of the Department of Trade and Industry. Mr. Jose T. Pardo obtained his Bachelor of Science in Commerce, Major in Accounting and his Masters Degree in Business Administration from the De La Salle University.

Members of Advisory Board

1. **Aloysius B. Colayco**, 55, was appointed to the advisory board of JG Summit Holdings, Inc. in August 2001 and is presently the Country Chairman of the Jardine Matheson Group in the Philippines. He is also Managing Director of Argosy Partners, a private equity firm. He is Chairman of Republic Cement, director of WGA, and director of the Genesis Emerging Markets Fund, a London listed investment fund. Previously, Mr. Colayco was President of AIG Investment Corporation in New York, the AIG subsidiary responsible for managing the Group's investment portfolios outside the US (primarily Europe, Asia, Latin America, the Middle East and Africa).

2. **Washington Z. SyCip**, 83, was appointed to the advisory board of JG Summit Holdings, Inc. in August 2001 and is the founder of The SGV Group, a firm of auditors and management consultants with operations throughout East Asia. He is also Chairman, Board of Trustees and Governors of the Asian Institute of Management, Chairman of the Asia Pacific Advisory Committee of the New York Stock Exchange, member of Board of Overseers, Columbia University's Graduate School of Business and member of the International Advisory Board of American International Group and Harvard

University Asia Center. He received the Management Man of the Year conferred by the Management Association of the Philippines and Ramon Magsaysay Award for International Understanding.

Other Executive Officers

1. **Eugenie ML. Villena**, 56, is Senior Vice President and Chief Financial Officer-Treasurer of JG Summit Holdings, Inc. where she is responsible for finance and treasury operations. She is also Senior Vice President–Chief Financial Officer of Universal Robina Corporation. Prior to joining the Company in 1980, she worked for Bancom Development Corporation, Philippine Pacific Capital Corporation and Pacific Basin Securities, Co., Inc. She is a member of the Financial Executives Institute of the Philippines. Mrs. Eugenie ML. Villena received her Bachelor of Science in Business Administration and a Masters in Business Administration from the University of the Philippines.

2. **Constante T. Santos**, 56, is the Senior Vice President – Corporate Controller of JG Summit Holdings, Inc. He is also the Senior Vice President – Corporate Controller of Universal Robina Corporation and Robinsons Land Corporation. Prior to joining the Company in 1986, he practiced public accounting with SyCip, Gorres, Velayo & Co. in the Philippines and Ernst & Whinney in the United States. He is a member of the Philippine Institute of Certified Public Accountants. Mr. Santos obtained his Bachelor of Science in Business Administration from the University of the East and attended the Management Development Program at the Asian Institute of Management.

3. **Rosalinda F. Rivera**, 34, was appointed Corporate Secretary of JG Summit Holdings, Inc. on August 6, 2003 and has been Assistant Corporate Secretary since May 2002. She is also the Corporate Secretary of Robinsons Land Corporation, Universal Robina Corporation, JG Summit Petrochemical Corporation, CFC Corporation and JG Cement Corporation. Prior to joining the Corporation, she was a Senior Associate in Puno and Puno Law Offices. She received a degree of Juris Doctor from the Ateneo De Manila University School of Law and a Masters of Law in International Banking from the Boston University School of Law.

The information as of December 31, 2004 on the section entitled "Directors and Executive Officers of the Registrant" are found in Item 10, pages 50 to 54 of the Management Report.

The incumbent directors of the Corporation are expected to be nominated by management for re-election this year.

Information required by the SEC under SRC Rule 38 on the nomination and election of Independent Directors.

The following criteria and guidelines shall be observed in the pre-screening, short listing, and nomination of independent directors:

A. Definition

1. An independent director is a person who, apart from his fees and shareholdings, is independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director in the corporation and includes, among others, any person who:

   1.1. Is not a director or officer or substantial stockholder of the corporation or of its related companies or any of its substantial shareholders (other than as an independent director of any of the foregoing);

1.2. Is not a relative of any director, officer or substantial shareholder of the corporation, any of its related companies or any of its substantial shareholders. For this purpose, relatives includes spouse, parent, child, brother, sister, and the spouse of such child, brother or sister;

1.3. Is not acting as a nominee or representative of a substantial shareholder of the corporation, any of its related companies or any of its substantial shareholders; and

1.4. Has not been employed in any executive capacity by the corporation, any of its related companies or by any of its substantial shareholders within the last two (2) years; and

2. No person convicted by final judgment of an offense punishable by imprisonment for a period exceeding six (6) years, or a violation of this Code, committed within five (5) years prior to the date of his election, shall qualify as an independent director. This is without prejudice to other disqualifications which the covered company's Manual on Corporate Governance provides.

3. When used in relation to a company subject to the requirements above:

   1. Related company means another company which is: (a) its holding company, (b) its subsidiary, or (c) a subsidiary of its holding company; and
   2. Substantial shareholder means any person who is directly or indirectly the beneficial owner of more than ten percent (10%) of any class of its equity security.

B. Qualifications of Independent Directors

1. An independent director shall have the following qualifications:

1.1. He shall have at least one (1) share of stock of the corporation;

1.2. He shall be at least a college graduate or he has sufficient management experience to substitute for such formal education or shall have been engaged or exposed to the business of the corporation for at least five (5) years;

1.3. He shall be twenty one (21) years old up to seventy (70) years old, however, due consideration shall be given to qualified independent directors up to the age of eighty (80);

1.4. He shall have proven to possess integrity and probity; and

1.5. He shall be assiduous.

2. No person enumerated under Section II (5) of the Code of Corporate Governance shall qualify as an Independent Director. He shall likewise be disqualified during his tenure under the following instances or causes:

2.1. He becomes an officer or employee of the corporation where he is such member of the board of directors/trustees, or becomes any of the persons enumerated under letter (A) hereof;

2.2. His beneficial security ownership exceeds 2% of the outstanding capital stock of the company where he is such director;

2.3. Fails, without any justifiable cause, to attend at least 50% of the total number of Board meetings during his incumbency unless such absences are due to grave illness or death of an immediate family.

2.4. Such other disqualifications that the Corporate Governance Manual provides.

C. Number of Independent Directors

All companies are encouraged to have independent directors. However, issuers of registered securities and public companies are required to have at least two (2) independent directors or at least twenty percent (20%) of its board size, whichever is the lesser.

D. Nomination and Election of Independent Directors

1. The Nomination Committee (the "Committee") shall have at least three (3) members, one of whom is an independent director. It shall promulgate the guidelines or criteria to govern the conduct of the nomination. The same shall be properly disclosed in the company's information or proxy statement or such other reports required to be submitted to the Commission.

2. Nomination of independent director/s shall be conducted by the Committee prior to a stockholders' meeting. All recommendations shall be signed by the nominating stockholders together with the acceptance and conformity by the would-be nominees.

3. The Committee shall pre-screen the qualifications and prepare a final list of all candidates and put in place screening policies and parameters to enable it to effectively review the qualifications of the nominees for independent director/s.

4. After the nomination, the Committee shall prepare a Final List of Candidates which shall contain all the information about all the nominees for independent directors, as required under Part IV(A) and (C) of Annex "C" of SRC Rule 12, which list, shall be made available to the Commission and to all stockholders through the filing and distribution of the Information Statement, in accordance with SRC Rule 20, or in such other reports the corporation is required to submit to the Commission. The name of the person or group of persons who recommended the nomination of the independent director shall be identified in such report including any relationship with the nominee.

5. Only nominees whose names appear on the Final List of Candidates shall be eligible for election as independent director/s. No other nominations shall be entertained after the Final List of Candidates shall have been prepared. No further nominations shall be entertained or allowed on the floor during the actual annual stockholders' meeting.

6. Election of Independent Director/s

    6.1. Except as those required under this Rule and subject to pertinent existing laws, rules and regulations of the Commission, the conduct of the election of independent director/s shall be made in accordance with the standard election procedures of the company or its by-laws.

    6.2. It shall be the responsibility of the Chairman of the Meeting to inform all stockholders in attendance of the mandatory requirement of electing independent director/s. He shall ensure that an independent director/s are elected during the stockholders' meeting.

    6.3. Specific slot/s for independent directors shall not be filled-up by unqualified nominees.

6.4. In case of failure of election for independent director/s, the Chairman of the Meeting shall call a separate election during the same meeting to fill up the vacancy.

E. Termination/Cessation of Independent Directorship

In case of resignation, disqualification or cessation of independent directorship and only after notice has been made with the Commission within five (5) days from such resignation, disqualification or cessation, the vacancy shall be filled by the vote of at least a majority of the remaining directors, if still constituting a quorum, upon the nomination of the Committee otherwise, said vacancies shall be filled by the stockholders in a regular or special meeting called for that purpose. An independent director so elected to fill a vacancy shall serve only for the unexpired term of his predecessor in office.

The By-Laws of the Corporation will be further amended to conform to the foregoing guidelines on the nomination and election of directors.

Presented below is the Final List of Candidates for Independent Directors:

1. **Cornelio T. Peralta,** 72, was elected director of the Company on July 26, 2000. He is a director of Kimberly Clark Phils. Inc., University of the East, UERM Medical Center, Inc., Makati Commercial Estate Association, Inc., Wan Hai Lines Philippines Inc., and of CEOs Inc. and Grow Holdings Phils. Inc. where he is also one of the incorporators. He was also appointed Chairman of the Management Committee of Pacific East Asia Cargo Airlines, Inc. and director of the Philippine Stock Exchange. He was formerly Chairman, CEO and President of Kimberly Clark Philippines, Inc. (1971-1998) and former President of P T Kimsari Paper Indonesia (1985-1998).

2. **Jose T. Pardo**, 66, was elected director of JG Summit Holdings, Inc. on August 6, 2003. He is presently the Chairman of Philippine Savings Bank, Associated Broadcast Corporation (ABC 5), Franchise One Corporation, and Electronic Commerce Payment Networks, Inc. (ECPay). He is also a director of Bank of Commerce, San Miguel Pure Foods Co., Inc. and Coca-Cola Bottlers Phils., Inc. He also held positions in government as former Secretary of the Department of Finance and former Secretary of the Department of Trade and Industry. Mr. Jose T. Pardo obtained his Bachelor of Science in Commerce, Major in Accounting and his Masters Degree in Business Administration from the De La Salle University.

The name of the person who recommended the nomination of the foregoing candidates for independent directors is Express Holdings, Inc.

Significant Employees

There are no persons who are not executive officers of the Corporation who are expected by the Corporation to make a significant contribution to the business.

Family Relationships

Mr. James L. Go is the brother of Mr. John L. Gokongwei, Jr. Mr. Lance Y. Gokongwei is the son of Mr. John Gokongwei, Jr. Mr. Patrick Henry C. Go, Mr. Frederick D. Go and Mr. Johnson Robert G. Go, Jr. are the nephews of Mr. John Gokongwei, Jr.

Involvement in Certain Legal Proceedings of Directors and Executive Officers

None of the Members of the Board of Directors and executive officers of the Corporation are involved in any criminal, bankruptcy or insolvency investigations or proceedings for the past five (5) years and up to the date of this SEC Form 20-IS.

Certain Relationships and Related transactions

The Corporation in the regular conduct of its business has entered into transactions with associates and other related parties principally consisting of sales, purchases, advances and reimbursement of expenses, various guarantees, regular banking transactions, leases, and management and administrative service agreements. Under the policy of the Corporation and its subsidiaries, these transactions are made substantially on the same terms as with other individuals and businesses of comparable risks. (See Note 23 of the Audited Consolidated Financial Statements as of and for the fiscal year ended December 31, 2004 on page 96 of the Management Report).

Compensation of Directors and Executive Officers

Summary Compensation Table

The following tables list the names of the Corporation's Chief Executive Officer and the four most highly compensated executive officers and summarizes their aggregate compensation for the two most recent fiscal years and the ensuing year.

Name	Position	**Projected - Fiscal Year 2005**			
A. CEO and Four (4) most highly compensated executive officers		Salary	Bonus	Others	Total
		P39,397,742	P1,500,000	P1,620,000	P42,517,742
(see names below)					
B. All other officers and directors as a group unnamed		P62,086,404	P2,700,000	P1,990,000	P66,776,404

Name	Position	**Actual - Fiscal Year 2004**			
A. CEO and Four (4) most highly compensated executive officers		Salary	Bonus	Others	Total
		P36,820,320	P1,500,000	P1,620,000	P39,940,320
(see names below)					
B. All other officers and directors as a group unnamed		P58,024,677	P2,700,000	P1,990,000	P62,714,677

Name	Position	Actual - Fiscal Year 2003			
A. CEO and Four (4) most highly compensated executive officers (see names below)		Salary	Bonus	Others	Total
		P36,979,800	P800,000	P1,825,000	P39,604,800
B. All other officers and directors as a group unnamed		P55,625,267	P3,700,000	P2,045,000	P61,370,267

The following are the five (5) most highly compensated directors or executive officers of the Corporation: 1. Chairman Emeritus – John L. Gokongwei, Jr.; 2. Former Director, Vice Chairman - Johnson Robert L. Go, Sr.; 3. Director, Chairman and Chief Executive Officer - James L. Go; 4. Director, President and Chief Operating Officer - Lance Y. Gokongwei; and 5. Director, Senior Vice President – Ignacio Gotao.

Standard arrangements or other arrangements pursuant to which directors of the Corporation are compensated

Standard Arrangement

Other than payment of reasonable per diem, there are no standard arrangements pursuant to which directors of the Corporation are compensated, or are to be compensated, directly or indirectly, for any services provided as a director for the last completed fiscal year and the ensuing year.

Other Arrangements

There are no other arrangements pursuant to which any director of the Corporation was compensated, or is to be compensated, directly or indirectly, during the Corporation's last completed fiscal year, and the ensuing year, for any service provided as a director.

Employment Contracts and Termination of Employment and Change-in-Control Arrangement

There are no special employment contracts between the Corporation and the named executive officers.

There are no compensatory plan or arrangement with respect to a named executive officer.

Warrants and Options Outstanding

There are no outstanding warrants or options held by the Corporation's CEO, the named executive officers, and all officers and directors as a group.

Appointment of Independent Public Accountants

The Corporation's independent public accountant is the accounting firm of Sycip, Gorres, Velayo & Co. The same accounting firm is tabled for reappointment for the current year at the annual meeting of stockholders. The representatives of the principal accountant have always been present at prior years' meetings and are expected to be present at the current year's annual meeting of stockholders and may also make a statement and respond to appropriate questions with respect to matters for which their services were engaged.

The current handling partner of SGV & Co. has been engaged by the Corporation as of the fiscal year 2004 and is expected to be rotated every five (5) years.

Action with respect to reports

The following are included in the agenda of the annual meeting of the stockholders for approval of the stockholders:

1. **Reading and approval of the Minutes of the Annual Meeting of the Stockholders held on July 22, 2004.**

2. **Presentation of Annual Report and approval of Financial Statements for the preceding year.**

3. **Election of Board of Directors.**

4. **Election of External Auditors.**

5. **Approval to amend the By-Laws:**
   a. to include certain provisions on the election of directors;
   b. to provide for the required number of independent directors; and
   c. to delegate to the Board of Directors the power to amend or repeal the By-Laws or adopt new By-Laws of the Corporation;

6. **Ratification of all acts of the Board of Directors and Management since the last annual meeting.**

Brief description of material matters approved by the Board of Directors and Management and disclosed to the SEC and PSE since the last annual meeting of the stockholders of July 22, 2004 for ratification by the stockholders:

Date of Board Approval	Description
July 22, 2004	Election of Officers, Members of the Advisory Board, Members of Executive Committee of the Board and Members of the Governance Committees of the Corporation.
July 27, 2004	Authorization by the Board of Directors of the offer and issuance of 255,000,000 redeemable and non-voting preferred shares.
August 2, 2004	Authorization by the Board of Directors of the offer and issuance of 171,900,000 redeemable and non-voting preferred shares.
March 8, 2005	Approval of the amendment of By-Laws, as follows: (a) to include certain provisions on the election of directors; (b) to provide for the required number of independent directors; and (c) to delegate to the Board of Directors the power to amend or repeal the By-Laws or adopt new By-Laws of the Corporation.
June 7, 2005	Resetting of the Annual Meeting of the Stockholders from the second Thursday of June as provided under the By-Laws to August 18, 2005.

Amendment of Charter, By-Laws or Other Documents

The Board of Directors, in its meeting held on March 8, 2005 approved the amendment of the By-Laws of the Corporation as follows: (a) to include in Article II, Section 8 of the By-Laws, certain provisions on the election of directors which include the period for submission of nominations for directors, the procedures for the nomination and election of directors, and the qualifications of nominees to the Board in order to determine any possible conflict of interests between the Corporation and the nominated director; (b) to provide in Article III Section 12 of the By-Laws, the required number of independent directors as provided under Sec. 38 of the Securities Regulation Code; and (c) to delegate to the Board of Directors the power to amend or repeal the By-Laws or adopt new By-Laws of the Corporation as allowed under the Corporation Code in order to facilitate subsequent amendments to the By-Laws, to appear as Article VII of the By-laws. The foregoing amendments shall be presented to the stockholders for approval at the Annual Meeting of the Stockholders.

Voting Procedures

The vote required for approval or election:

Pursuant to Section 6, Article II of the By-Laws of the Corporation, a majority of the subscribed capital, present in person or by proxy shall be sufficient in a stockholders' meeting to constitute a quorum for the election of directors and for the transaction of any business whatsoever.

The vote of the stockholders representing a majority of a quorum shall be required to approve any action submitted to the stockholders for approval, except in those cases where the Corporation Code requires the affirmative vote of a greater proportion.

The Board of Directors, by a majority vote thereof, and the owners of at least a majority of the outstanding capital stock, at a regular or special meeting duly called for the purpose, may amend or repeal any by-laws or adopt new by-laws.

The method by which votes will be counted:

In accordance with Section 7, Article II of the By-Laws, every stockholder shall be entitled to vote, in person or by proxy, for each share of stock held by him, which has voting power upon the matter in question. The votes for the election of directors, and except upon demand by any stockholder, the votes upon any question before the meeting, except with respect to procedural questions determined by the Chairman, shall be by viva voce or show of hands.

Article II, Section 8 of the By-Laws also provides that the directors of the Corporation shall be elected by plurality vote at the annual meeting of the stockholders for the year at which a quorum is present. At each election for directors, every stockholder shall have the right to vote in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares shall equal, or by distributing such votes as the same principle among as many number of candidates.

Additional Information Required by the SEC Pursuant to paragraph (4) of SRC Rule 20 (Disclosures to Stockholders Prior To Meeting)

Changes in and Disagreements with Accountants

None.

Market Price for the Corporation's Common Equity and Related Stockholder Matters

Information on Market Prices, Holders, Dividends and other Related Stockholder Matters as of December 31, 2004 are incorporated by reference to pages 36 to 37 of the Management Report.

Additional information are as follows:

1. Market Prices

Fiscal Year 2005	High	Low
First quarter (January to March 2005)	3.50	3.25

The market price of the Corporation's common equity as of May 31, 2005 is P 3.15.

2. The number of shareholders of record as of May 31, 2005 was 1,839. Common shares outstanding as of May 31, 2005 were 6,797,191,657 shares with a par value of P1.00 per share.

3. List of the Top 20 Stockholders as of May 31, 2005:

List of Top 20 Stockholders of Record
May 31, 2005

Name of Stockholders	Number of Shares Held	Percent to Total Outstanding
1. John Gokongwei, Jr.	1,734,450,649	25.52%
2. Gokongwei Brothers Foundation, Inc.	1,129,135,267	16.61%
3. PCD Nominee Corporation (Filipino)	1,041,569,063	15.32%
4. Equitable PCI Bank No. 203-78848-4	1,033,319,225	15.20%
5. Express Holdings, Inc.	284,676,715	4.19%
6. Lance Y. Gokongwei &/or Elizabeth Gokongwei	234,845,280	3.46%
7. James L. Go	211,784,656	3.12%
8. John Gokongwei &/or Lance Gokongwei	141,030,450	2.07%
9. Gosotto & Co. Inc.	115,644,494	1.70%
10. Lily Ngochua	74,342,275	1.09%
11. Robina Gokongwei PE &/or Elizabeth Gokongwei	72,345,278	1.06%
12. PCD Nominee Corporation (Non-Filipino)	69,580,247	1.02%
13. Universal Robina Corporation	57,663,430	0.85%
14. Liza Yu Gokongwei &/or Elizabeth Gokongwei	54,200,000	0.80%
15. Nicris Development Corporation	38,073,252	0.56%
16. Catalino S. Ngochua	36,907,869	0.54%

17. Faith Gokongwei Ong &/or Elizabeth Gokongwei	36,100,000	0.53%
18. Marcia Gokongwei Sy &/or Elizabeth Gokongwei	36,100,000	0.53%
19. Hope Gokongwei Tang &/or Elizabeth Gokongwei	36,100,000	0.53%
20. Emma G. See	31,552,125	0.46%
Total	6,469,420,275	95.16%

Discussion on compliance with leading practices on corporate governance

The Board of Directors of the Corporation approved the adoption of a Corporate Governance Compliance Evaluation System during its meeting held on November 20, 2003. The level of compliance of the Corporation to the provisions of the Corporate Governance Manual for the period beginning January 1 to December 31, 2004 was reported and explained in the Corporate Governance Self-Rating Form submitted by the Corporation to the Securities and Exchange Commission (SEC) on January 28, 2005. Among the measures undertaken by the Corporation in order to fully comply with the provisions of the Corporate Governance Manual are periodic monitoring and evaluation of the internal control system for corporate governance. Deviations from the provisions of the Corporate Governance Manual were also set out in the said form submitted to the SEC. Lastly, in order to improve the corporate governance of the Corporation, the Corporate Governance Manual was amended on June 15, 2004 to include new provisions required by the SEC and the Philippine Stock Exchange.

JG SUMMIT HOLDINGS, INC., AS REGISTRANT, WILL PROVIDE WITHOUT CHARGE, UPON WRITTEN REQUEST, A COPY OF THE REGISTRANT'S ANNUAL REPORT ON SEC FORM 17-A. SUCH WRITTEN REQUESTS SHOULD BE DIRECTED TO THE OFFICE OF THE CORPORATE SECRETARY, 40/F ROBINSONS-EQUITABLE TOWER, ADB AVENUE CORNER POVEDA ST., ORTIGAS CENTER, PASIG CITY, METRO MANILA, PHILIPPINES.

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct. This report is signed in the City of Pasig on July 11, 2005.

JG SUMMIT HOLDINGS, INC.

JAMES L. GO
Chairman and Chief Executive Officer

/kds/

COVER SHEET

1 8 4 0 4 4

SEC Registration Number

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

(Companyis Full Name)

43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City

(Business Address: No. Street City/Town/Province)

Constante T. Santos

(Contact Person)

633-7631

(Company Telephone Number)

1 2 **3 1**

Month *Day*

(Fiscal Year)

1 7 Q

(Form Type)

Month *Day*

(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **March 31, 2005**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: [ ] (SEC Use Only)

7. Address of registrant's principal office Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q .

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Three Months Ended March 31, 2005 vs. March 31, 2004

JG Summit posted a strong 1st quarter operating performance for this year as compared to the same period last year. Our company registered a significant jump in net income from ₱474.3 million for the first quarter last year to ₱792.6 million this year for the same period.

Consolidated revenues were up 15.2%, from ₱14.23 billion last year to ₱16.40 billion for the same period this year. The substantial growth was driven by the continued improvement in sales and revenues of our core businesses, foods and real estate development, plus the revenue contribution of our telecoms business mainly from the revenue generated by our mobile phone business. Sales of our other business units such as textile and air transportation also contributed to the increase. Even our investment income, which includes income from our capital markets business and interest income from various investment portfolio boosted our companyís revenues. Not all business units, however, registered a rosy picture as revenues from our petrochemicals business dropped by as much as 33%.

Gross profit for the 1st three months of the year amounted to ₱4.83 billion, slightly higher than last yearís ₱4.70 billion. Rising costs of services in the air transportation and mobile phone businesses have limited the growth of our gross margins. Operating expenses went up 9.5% from ₱3.63 billion for the first three months last year to ₱3.97 this year. Again, costs of operating the mobile phone business and air transportation and the expansion of our foods business into regional operations have all contributed to such increase.

Interest expense incurred for the 1st quarter was slightly up 3.3%, from ₱1.49 billion last year to ₱1.54 billion this year. Our Company was able to manage the interest costs due in part to the appreciation of the value of peso against the US dollars.

Net operating income resulted to an increase of 40.8% for the three months of the period from last yearís ₱643.0 million.

Other charges account, which include, among others, goodwill amortization, provision for probable losses net of foreign exchange gains, was reduced this year to only ₱74 million as compared to the same period last year of ₱102.2 million.

FOODS

Universal Robina Corporation (URC) registered a consolidated net sales and services of ₱7.8 billion for the three months ended December 31, 2004, an increase of 21.9% over the same period of last year despite highly competitive environment and depressed economic condition marked by political and security concerns. Revenue growth was led again by the strong performance of its core business, Branded Consumer Foods (BCF) business, particularly its expanding international operations in Southeast Asia, and improved revenues of its commodity foods business, notably flour business. URCís gross margin improved by 9.1% compared to the same period of last year to ₱1.9 billion. Income from operations on the other hand, was down by 4.4% to ₱613.8 million compared to ₱642.1 million recorded last year due to higher operating expenses. Operating expenses increased by 17.0% to ₱1.3 billion as a result of expanding regional operations and sustained marketing activities particularly on international business. Net income for the first quarter of fiscal year 2005 was slightly lower by 1.7% to ₱542.9 million compared to the same period of last year.

URC generated EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items) of ₱ 1.3 billion for the three months ended December 31, 2004, reflecting an 11.3% increase from the ₱1.2 billion realized in the same period last year.

The Companyís revenues and operating income are expected to improve further in the succeeding quarters of the fiscal year as it continues to expand its regional operations and domestically firm up its leadership in its core categories, consistently build strong brands, continuously improve product quality and better its cost competitiveness by streamlining plant operations and increasing cost efficiencies.

The Companyís and its majority-owned subsidiariesí key performance indicators are growth in sales, gross margin, EBIT (income from operations), EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items) and net income measured from period to period.

PROPERTY

Robinsons Land Corporation (RLC) recorded gross revenues of ₱1.26 billion for the first quarter of fiscal year 2005, reflecting a 26% increase from last yearís ₱1.0 billion. The Company was able to achieve a 17.8% growth in Income from Operations, from last yearís ₱373.2 million to ₱439.7 million this year. EBITDA amounting to ₱722.4 million this year shows 27% increase from last yearís balance of ₱567 million. Net income for the three months ended December 31, 2004 stood at ₱302.1 million, up by 19% from last yearís ₱254.7 million.

The largest revenue contributor remains to be the Commercial Centers Division, contributing 62% of the Companyís gross revenues. Rental revenues from Commercial Centers amounted to ₱778.9 million as against last yearís ₱659.9 million. The 18% increase is due to improved rental of space in Robinsons Galleria and Robinsons Place ñ Manila and the increase in revenue contribution of newly-opened malls such as Robinsons Supercenter in Cainta, Robinsons Place ñ Lipa and Robinsons Place ñ DasmariÒas.

RLCís High Rise Buildings Division registered a 33% growth in revenues from ₱218.5 million last year to ₱290.2 million this year. This is mainly due to the recognition of realized revenues from Bloomfields, a residential subdivision development in Novaliches, Quezon City and Robinsons Place Residence in Manila. Also, lease income from three of its office buildings (Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center), which have become the choice corporate addresses of reputable multinational and domestic companies, increased by 29% from ₱44.0 million to ₱56.9 million over the same period.

The Hotel Division, a major contributor to the Companyís recurring revenues, registered gross revenues of ₱116.8 million for the first quarter. The Companyís two remaining hotels and apartelle continue to register satisfactory occupancy rates. The three-month average occupancy rates of Holiday-Inn Galleria Manila (HIGM), Cebu Midtown Hotel and Robinsons Apartelle in Mandaluyong stood at 76%, 71% and 58%, respectively. The Crown Plaza Hotel will open in 2nd Quarter of the calendar year.

The Companyís Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported realized revenues amounting to ₱77.0 million, 34% higher than last yearís ₱57.5 million. The higher revenue can be attributed to higher units sold and project completion.

Real Estate cost increased by 30% from ₱396.8 million last year to ₱516.7 million mainly due to higher maintenance and depreciation cost for the commercial division and incremental cost of condo and housing due to additional units sold. General and Administrative expense increased by 15% mainly due to additional malls. Direct costs, such as advertising and commission, increased due to higher revenues of both Housing and High-Rise Divisions.

RLCís key performance indicators are revenue growth, EBIT, EBITDA, Net Income and Debt to Equity Ratio.

TELECOMMUNICATIONS

DIGITELís consolidated net revenues rose to ₱2,148.8 million for the three months ended March 31, 2005, a 22.3% increase from ₱1,756.3 million for the three months ended March 31, 2004.

Consolidated costs and expenses amounted to ₱2,072.2 million for the three months ended March 31, 2005, or an 18.3% increase from ₱1,751.1 million for the three months ended March 31, 2004. This consisted substantially of marketing, selling and cost of sales; network related expenses; staff-related and other administrative expenses; and depreciation expense.

As a result of the foregoing, DIGITEL incurred a consolidated operating income of ₱76.6 million for the three months ended March 31, 2005 compared to ₱5.2 million for the same period in 2004.

Net consolidated other charges amounted to ₱485.7 million for the three months ended March 31, 2005. The 50.9% increase from ₱321.8 million for the three months ended March 31, 2004 was mainly due to ₱313.4 million interest on bonds issued by a foreign subsidiary. As a result, consolidated pre-tax accounting loss amounted to ₱409.1 million for the three months ended March 31, 2005 compared to ₱316.5 million for the three months ended March 31, 2004.

DIGITEL registered a higher consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) of ₱795.9 million despite a consolidated net loss of ₱451.3 for the three months ended March 31, 2005. For the three months ended March 31, 2004, consolidated EBITDA was ₱595.5 million while consolidated net loss was ₱299.5 million.

TEXTILES

Litton Mills, Inc.ís reported revenue for the three-month period ended December 31, 2004 amounted to ₱631.8 million, increased by 19% over last yearís ₱531.4 million. This can be attributed to the increase in sales volume of woven category by 4%. Operating expenses slightly increased by 2% as compared to last year same period. As a result, net income amounted to ₱6.5 million from last yearís ₱3.3million.

PETROCHEMICALS
JG Summit Petrochemicals Corporationís (JGSPC) revenue decreased by 33% during the period from last yearís ₱1.66 billion to this yearís ₱1.11 billion, as a result of decrease in sales volume by 61% despite increase in average selling price by 72%. As of December 31, 2004, operating expenses slightly decreased by 3% from ₱203.4 million last year to ₱197.1 million this year. Net loss increased from ₱32.8 million last year to ₱130.3 million this year.

AIR TRANSPORTATION
Cebu Air, Inc. (Cebu Pacific) reported revenues of ₱1.85 billion for the three-month period ended March 31, 2005, a 3% increase over last yearís ₱1.79 billion for the same period. Domestic operations reported 1% revenue growth due to bigger market share while regional operations registered 11% growth. Operating expenses increased by 12%, from ₱1.7 million last year to ₱1.9 million this year. Increase in operating expenses resulted to this yearís net loss of ₱54.1 million, a complete turnaround from last yearís net income of ₱91.8 million.

EQUITY EARNINGS

Equity earnings were reported at ₱219.7 million for the three-month period ended March 31, 2005, down by 16.2% from last yearís equity earnings of ₱262.4 million. The decrease was attributable to lower equity earnings from United Industrial Corp., Limited and First Private Power Corporation.

Financial Position

March 31, 2005 vs. December 31, 2004

As of March 31, 2005, the Companyís balance sheet remains solid, with consolidated assets of ₱181.28 billion from ₱176.28 billion as of December 31, 2004.

Cash and cash equivalents slightly increased from ₱8.02 billion as of December 31, 2004 to ₱8.52 billion as of March 31, 2005. The principal sources of cash were from operating activities amounting to ₱2.4 billion. As of March 31, 2005, net cash used in investing activities amounted to ₱2.7 billion, while net cash provided by financing activities amounted to ₱776 million. Temporary cash investments, which consist mostly of investments in debt securities, increased by 1.7% from ₱21.57 billion as of December 31, 2004 to ₱21.95 billion as of March 31, 2005. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) increased from ₱29.59 billion as of year-end 2004 to ₱30.46 billion. The Company does not expect any liquidity problems that may arise in the near future.

Receivables went up by 6.9% from ₱17.3 billion as of December 31, 2004 to ₱18.5 billion as of March 31, 2005 mainly due to higher installment sales of the property sector.

Inventories grew by 14.6% from ₱9.39 billion as of December 31, 2004 to ₱10.77 billion as of March 31, 2005 due to increase in materials in transit of food business.

Other current assets increased by 8.5% from ₱2.55 billion as of year end 2004 to ₱2.76 billion as of March 31, 2005 due to higher input tax during the period.

Accounts payable and accrued expenses increased by 9.5% from ₱19.64 billion as of year-end 2004 to ₱21.51 billion mainly due to higher accrued expenses and increased finance liabilities.

Notes payable increased by 24.3% from ₱8.41 billion as of December 31, 2004 to ₱10.45 billion as of March 31, 2005 due to additional loans during the period.

Estimated land development costs significantly increased by 130.2% to ₱1,324.1 million in 2005 from ₱575.2 million in 2004 due to real estate businessí additional cost of various projects.

Income tax payable increased from ₱105.0 million as of year end 2004 to ₱419.7 million as of March 31, 2005 due to higher provision for income tax during the period.

Customersí deposits and other current liabilities grew from ₱3.55 billion to ₱4.73 billion due to increase in unrealized gross profit by 100%, which can be attributed to additional units sold for various high-rise and housing projects.

Long-term debt, including current portion, went down by 3% from ₱59.28 billion as of December 31, 2004 to ₱57.52 billion due to partial payment of supplierís credit agreement.

Stockholdersí equity grew to ₱66.68 billion as of March 31, 2005 from ₱65.97 billion at the end of 2004. Book value per share improved from ₱9.71 per share as of December 31, 2004 to ₱9.81 per share as of March 31, 2005.

KEY PERFORMANCE INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of March 31, 2005 and December 31, 2004 and for the three months ended March 31, 2005 and 2004:

- Revenues amounted to ₱16.40 billion for the three months ended March 31, 2005, up by 15% from last yearís ₱14.2 billion.
- EBIT increased by 21.6% to ₱2.57 billion as against last yearís ₱2.11 billion.
- EBITDA increased by 20% from ₱3.64 billion in 2004 to ₱4.37 billion for the three months ended March 31, 2005.
- As of March 31, 2005, current ratio stood at 1.49:1 compared to 1.60:1 as of December 31, 2004.
- Financial debt to equity ratio stood at 1.02:1 as of March 31, 2005 as against 1.03.1 as of December 31, 2004 while Net debt to equity ratio decreased to 0.56:1 from 0.58:1 as of December 31, 2004.

The manner by which the Company calculates the above key performance indicators for both year-end 2005 and 2004 is as follows:

- Revenues;
- EBIT (earnings before interest and taxes) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges and Nonrecurring items;
- EBITDA (earnings before interest, taxes and depreciation and amortization charges) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges, Nonrecurring items and Depreciation & amortization;
- Current Ratio computed as Current assets divided by current liabilities; and
- Financial Debt to Equity ratio computed as total financial debt divided by total equity. Net Debt to equity ratio computed as total financial debt less cash and temporary investments over total equity.

As of March 31, 2005, the Company is not aware of any events and uncertainties that would have a material impact on the Companyís net sales, revenues, and income from operations and future operations.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PART II – OTHER INFORMATION

NONE

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has dully caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date 5-12-05

CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 5-12-05

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	March 31, 2005 (Unaudited)	December 31, 2004 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	**P8,517,289**	P8,015,823
Temporary investments - net	**21,948,208**	21,572,708
Receivables - net	**18,525,737**	17,324,555
Inventories - net (Note 2)	**10,769,831**	9,394,912
Other current assets	**2,764,831**	2,547,503
Total Current Assets	**62,525,896**	58,855,501
Investments in Associates and Advances - net	**18,321,038**	18,669,693
Investments in Real Properties - net	**18,452,029**	18,137,152
Property, Plant and Equipment - net	**71,906,169**	70,829,636
Other Assets	**10,070,423**	9,783,159
	P181,275,555	P176,275,141
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	**P21,513,851**	P19,640,956
Notes payable	**10,452,334**	8,406,980
Current portion of long-term debt (Note 3)	**3,509,652**	4,509,603
Estimated liability for property and land development	**1,324,128**	575,189
Income tax payable	**419,670**	105,051
Customers' deposits and other current liabilities	**4,734,319**	3,547,414
Total Current Liabilities	**41,953,954**	36,785,193
Long-term Debt - *net of current portion (Note 3)*	**54,010,189**	54,769,605
Due to Affiliated Companies and Other Liabilities	**8,118,104**	8,220,834
Total Liabilities	**104,082,247**	99,775,632
Minority Interest in Consolidated Subsidiaries	**10,515,776**	10,528,815
Stockholders' Equity	**66,677,532**	65,970,694
	P181,275,555	P176,275,141

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(In Thousands Except Per Share Amounts)

	Three Months Ended March 31	
	2005	2004
REVENUES		
Foods	**P7,787,830**	P6,388,186
Telecommunications	**2,148,782**	1,756,319
Air transportation	**1,848,001**	1,794,988
Real estate and hotels	**1,261,678**	1,002,806
Petrochemicals	**1,113,148**	1,661,913
Textiles and other supplementary businesses	**661,543**	568,395
Equity in net earnings of associates	**219,782**	262,409
Interest, investment and other income	**1,355,979**	794,477
	16,396,743	14,229,493
COST AND EXPENSES		
Cost of sales and services	**9,977,712**	8,465,890
Operating and other expenses	**3,973,667**	3,630,219
Interest expense	**1,539,962**	1,490,385
	15,491,341	13,586,494
NET OPERATING INCOME	**905,402**	642,999
OTHER INCOME (EXPENSES) - net	**(73,985)**	(102,218)
INCOME BEFORE PROVISION FOR INCOME TAX AND NET LOSSES APPLICABLE TO MINORITY INTEREST	**831,417**	540,781
PROVISION FOR (BENEFIT FROM) INCOME TAX		
Current	**387,331**	106,013
Deferred	**(153,502)**	40,246
	233,829	146,259
INCOME BEFORE NET LOSSES APPLICABLE TO MINORITY INTEREST	**597,588**	394,522
NET LOSSES APPLICABLE TO MINORITY INTEREST	**194,996**	79,739
NET INCOME	**P792,584**	P474,261
Earnings Per Share (Note 4)	**P0.12**	P0.07

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on March 31, 2004 Unaudited Consolidated Financials Statements were restated to conform with the March 31, 2005 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands)

	Three Months Ended March 31	
	2005	2004
Capital stock - P1 par value		
Authorized:		
Common - 12,850,800,000 shares		
Preferred - 2,000,000,000 shares		
Issued:		
Common - 6,895,273,657 shares	**P6,895,274**	P6,895,274
Preferred - 426,900,000 shares (Note 6)	**426,900**	-
Additional paid-in capital	**7,642,633**	5,961,714
Accumulated translation adjustment	**1,273,210**	1,291,686
Retained earnings		
Beginning	**50,440,412**	44,881,325
Net income	**792,584**	474,261
Cash dividends - preferred shares	**(71,633)**	-
End	**51,161,363**	45,355,586
Treasury stock -at cost	**(721,848)**	(721,848)
	P66,677,532	P58,782,412

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Three Months Ended March 31	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax and net earnings (losses) applicable to minority interest	**P597,588**	P394,522
Adjustments for:		
Depreciation and amortization	**1,801,061**	1,527,309
Interest expense	**1,539,962**	1,490,385
Interest income	**(851,542)**	(841,705)
Provision for doubtful accounts	**47,538**	152,162
Equity in net earnings of associates	**(219,782)**	(262,409)
Operating income before working capital changes	**2,914,825**	2,460,264
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	**(1,231,331)**	(241,567)
Inventories	**(1,374,919)**	(394,458)
Other current assets	**(217,328)**	(112,465)
Other assets	**(434,070)**	(355,181)
Increase (decrease) in:		
Accounts payable and accrued expenses	**1,509,367**	2,334,319
Income tax payable	**314,619**	282,414
Customers' deposits and other current liabilities	**1,186,905**	(30,679)
Net cash generated from operations	**2,668,068**	3,942,647
Interest received	**834,153**	774,287
Interest paid	**(1,104,801)**	(2,147,008)
Net cash provided by operating activities	**2,397,420**	2,569,926
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Temporary investments	**(375,500)**	3,731,771
Investments in associates and advances	**-**	-
Property, plant and equipment	**(2,730,788)**	(2,115,297)
Investments in real properties	**434,062**	(964,014)
Net cash provided by (used in) investing activities	**(2,672,226)**	652,460
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Notes payable	**2,045,354**	(136,089)
Long-term debt	**(1,386,237)**	(7,290,843)
Due to affiliated companies and other liabilities	**6,830**	2,097,332
Minority interest in consolidated subsidiaries	**181,958**	23,733
Cash dividends paid	**(71,633)**	-
Net cash provided by (used in) financing activities	**776,272**	(5,305,867)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**P501,466**	(P2,083,481)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**8,015,823**	10,030,588
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**P8,517,289**	P7,947,107

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines (Philippine GAAP) using the historical cost convention, except for derivative instruments and temporary investments which are stated at market, and hog market stock which is stated at net realizable value (NRV).

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarters ended March 31, 2005 and 2004 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

	Effective Percentage of Ownership	
Companies	**2005**	2004
Foods		
Universal Robina Corporation and Subsidiaries (URC)	**86.12**	86.12
Textiles		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	**90.11**	91.89
Adia Development and Management Corporation	**100.00**	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	**49.90**	49.90
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	**100.00**	100.00
JG Summit Philippines Ltd. and Subsidiaries	**100.00**	100.00
JG Summit Limited	**100.00**	100.00
JG Summit Capital Services Corporation and Subsidiaries	**100.00**	100.00
Express Holdings, Inc. and a Subsidiary	**100.00**	100.00

	Effective Percentage of Ownership	
	2005	2004
Petrochemicals		
JG Summit Petrochemical Corporation	**82.28**	82.28
Air Transportation		
Cebu Air, Inc.	**100.00**	100.00
CP Air Holdings, Inc.	**100.00**	100.00
Supplementary Businesses		
Premiere Printing Company, Inc.	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

2. INVENTORIES

Inventories consist of:	**March 31, 2005 (Unaudited)**	December 31, 2004 (Audited)
At cost:		
Finished goods - net	**P2,264,565**	P1,636,712
Raw materials	**2,915,387**	2,756,675
	5,179,952	4,393,387
At net realizable value:		
Work-in-process	**399,519**	410,863
Spare parts, packaging materials and other supplies	**2,504,983**	2,319,733
Poultry and hog breeder stock, market stock and by-products	**630,126**	645,685
Subdivision land and condominium and residential units for sale	**701,491**	701,539
	4,236,119	4,077,820
Materials in-transit	**1,353,760**	923,705
	P10,769,831	P9,394,912

Under the terms of the agreements covering liabilities under trust receipts, certain inventories have been released to certain subsidiaries in trust for the banks. Certain subsidiaries are accountable to the banks for the value of the trusteed inventories or their sales proceeds.

3. LONG-TERM DEBT

Long-term debt is summarized as follows:

	March 31, 2005 (Unaudited)	December 31, 2004 (Audited)
Parent Company:		
Foreign Currency:		
Loan from a foreign bank at interest rate of LIBOR plus spread; payable in 14 equal semi-annual amortizations	**P 6,147,612**	P 6,536,595
Philippine Peso:		
Term loan from a local bank at interest rate of 3 months Market 1 + 2.25%	**1,000,000**	1,000,000
	7,147,612	7,536,595
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over LIBOR	**200,001**	1,352,322
US$100 million 8 3/8% Notes Due 2006	**2,990,975**	2,987,524
US$ 102.3 million Guaranteed Floating Rate Notes and Term Loan Facility Agreement Due 2006	**4,888,907**	5,031,251
US$ 100 million 9.25% Notes Due 2006	**5,128,261**	5,277,574
US$ 300 million 8.25% Notes Due 2008	**16,040,871**	16,507,913
US$ 125 million, 9% Guaranteed Notes Due 2008	**7,042,625**	7,034,500
Zero Coupon 12% Convertible Bonds Due 2013	**10,746**	11,059
Various bank borrowings	**8,165,902**	7,561,843
Minimum capacity purchase agreement	**465,350**	535,240
	44,933,638	46,299,226
Philippine Pesos:		
Capital lease obligation	**2,475,540**	2,475,540
Philippine Sugar Corporation, restructured loan payable in 25 equal annual amortizations	**63,051**	67,847
Five-year promissory note payable in six semi-annual amortization with remaining balance at maturity	**900,000**	900,000
P1,000 million Bonds	**1,000,000**	1,000,000
DBP-JBIC Term loan	**1,000,000**	1,000,000
	5,438,591	5,443,387
	57,519,841	59,279,208
Less current portion	**3,509,652**	4,509,603
	P 54,010,189	P 54,769,605

The exchange rate used to restate the foreign currency denominated long-term borrowings as of March 31, 2005 was P54.747:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P56.341:US$1.

4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of March 31, 2005 and 2004:

	Three Months Ended March 31	
	2005	2004
Net income	**P 792,584**	P 474,261
Weighted average number of common shares	**6,797,191,657**	6,797,191,657
Earnings per share		
Basic	**P 0.12**	P 0.07

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of March 31 is summarized as follows:

	REVENUES		EXPENSES	
	2005	2004	**2005**	2004
Food, agro-industrial and commodities	**P 7,787,830**	P 6,388,186	**P 6,570,742**	P 5,912,792
Telecommunications	**2,148,782**	1,756,319	**2,686,766**	1,905,751
Petrochemicals	**1,113,148**	1,661,913	**1,258,046**	1,688,947
Air transportation	**1,848,001**	1,794,988	**1,601,921**	1,703,233
Real estate & hotels	**1,261,678**	1,002,806	**512,388**	752,959
Textiles and other supplementary business	**661,543**	568,395	**514,909**	563,387
Parent/International, capital and financial services	**1,575,761**	1,056,886	**1,454,436**	1,228,163
	P 16,396,743	P 14,229,493	**P 14,599,208**	P 13,755,232

	NET INCOME		TOTAL ASSETS	
	2005	2004	**2005**	2004
Food, agro-industrial and commodities	**P 467,539**	P 475,394	**P 45,177,454**	P 44,214,863
Telecommunications	**(225,195)**	(149,432)	**52,860,305**	47,255,951
Petrochemicals	**(107,237)**	(27,034)	**11,979,603**	11,833,346
Air transportation	**(54,127)**	91,755	**6,004,145**	2,333,444
Real estate & hotels	**272,199**	249,847	**23,986,677**	21,854,196
Textiles and other supplementary business	**(2,980)**	5,008	**4,291,791**	3,593,531
Parent/International, capital and financial services	**442,385**	(171,277)	**36,975,580**	39,320,773
	P 792,584	P 474,261	**P181,275,555**	P 170,406,104

	LIABILITIES		NET ASSETS	
	2005	2004	**2005**	2004
Food, agro-industrial and commodities	**P 25,497,175**	P 25,760,137	**P 19,680,279**	P 18,454,726
Telecommunications	**49,149,876**	42,536,856	**3,710,429**	4,719,095
Petrochemicals	**6,084,873**	5,682,417	**5,894,730**	6,150,929
Air transportation	**5,246,421**	1,538,987	**757,724**	794,457
Real estate & hotels	**12,298,008**	10,704,203	**11,688,669**	11,149,993
Textiles and other supplementary business	**1,947,989**	1,426,144	**2,343,802**	2,167,387
Parent/International, capital and financial services	**14,373,681**	23,974,948	**22,601,899**	15,345,825
	P 114,598,023	P 111,623,692	**P 66,677,532**	P 58,782,412

6. STOCKHOLDERS' EQUITY

Preferred Shares

On July 27 and August 2, 2004, the Companyís Board of Directors (BOD) authorized the offer and issuance of 255,000,000 and 171,900,000 redeemable preferred shares, respectively. The issuances were designated as Tranche 1 Series A and Tranche 2 Series A, respectively. On said dates, The BOD further resolved that the preferred stock shall have a par value of P1.00 per share and an issue price of P5.00 per share, and shall be redeemed on the fifth year from issue date. The dividend rate shall be 12.00% and 11.75% per annum on Tranche 1 and Tranche 2, respectively, and shall be payable quarterly until final redemption. The Company shall establish a sinking fund for the preferred stock and for the sole purpose of providing funds to pay the redemption value, not later than thirty days after issue date.

7. SUBSEQUENT EVENTS

On January 20, 2005, URC Philippines, Limited (URCPL), a subsidiary of URC, issued US$200 million, 8.25% Guaranteed Notes Due 2012 which are unconditionally and irrevocably guaranteed by URC. The Notes have a put option where noteholders may redeem the notes at its principal amount on January 20, 2010, the option date. Related terms and conditions provide for financial covenants to be complied with by URCPL and URC.

The accompanying consolidated balance sheets include the financial statements of URC and its subsidiaries as of December 31, 2004 prior to the note issuance. Had the transaction been effected, total assets and liabilities would have increased by P10,949.4 million.